

AdCare Health Systems Appoints Boyd P. Gentry as Co-CEO

Gary Wade, AdCare's Co-founder, President and CEO to Retire in 2011

SPRINGFIELD, Ohio, January 10, 2011 - AdCare Health Systems, Inc. (NYSE Amex: ADK), a recognized innovator in senior living and health care facility management, has appointed company director, Boyd P. Gentry, as co-chief executive officer effective today.

Gentry will share the new co-CEO position with Gary Wade, AdCares's co-founder, president and chief executive officer, who is planning to retire from his management roles in mid-2011. Upon Wade's retirement, Gentry will become president and chief executive officer, and Wade will continue as a member of the company's board of directors.

"We are tremendously grateful for the extraordinary leadership Gary has provided AdCare since he co-founded our company some 21 years ago," commented David A. Tenwick, AdCare's chairman. "He laid the foundation upon which we dramatically increased the size of our business in 2010, and we look forward to his continued contribution as a company director."

"Boyd's appointment as co-chief executive officer will provide an important continuity of highly experienced leadership during this transitional period," added Tenwick. "We believe Boyd's deep financial and healthcare management experience will sustain our reputation for providing exceptional operational efficiency and the highest-quality of living environments, which Gary was instrumental in establishing for AdCare."

Gentry is a seasoned healthcare executive who brings more than 25 years of experience to AdCare. He has served as an independent member of AdCare's board of directors and as a member of its audit committee since January 2010.

Gentry is currently president of Mariner Health Care, Inc., a long-term health care provider where he has served in various capacities since 1995, including executive vice president and CFO. Prior to going private in 2004, Mariner was a NYSE-traded company with annual revenues in excess of $1.5 billion. While at Mariner, Gentry played key roles in Mariner's acquisition and divestiture pursuits as well as financing and capital markets activities. Gentry earlier served as a senior vice president of corporate finance at NationsBank, a predecessor to Bank of America. Gentry received his Bachelors of Arts in Economics from Knox College in Galesburg, Illinois, and earned his MBA in Finance and Accounting from Southern Methodist University in Dallas, Texas.

Employment Agreement

Gentry has entered into an employment agreement with AdCare effective today to serve as co-CEO and then as president and CEO when Wade retires. As part of his compensation, AdCare has granted Gentry a 10-year warrant to purchase 250,000 shares of common stock of the company with an exercise price of $4.13 per share. One third of the warrant shall be vested as of today (the effective date), and the remaining two-thirds shall vest ratably on the day before each on the two subsequent anniversaries of the effective date. The warrant may be exercisable for cash or by a cashless exercise.

About AdCare Health Systems

AdCare Health Systems, Inc. (NYSE Amex: ADK) is a recognized innovator in senior living and health care facility management. AdCare develops, owns and manages assisted living facilities, nursing homes and retirement communities, as well as provides home health care services. Since its inception in 1991, AdCare's mission has been to provide the highest quality of healthcare services to the elderly. For more information about AdCare, visit www.adcarehealth.com.

Important Cautions Regarding Forward-Looking Statements

Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "plans," "intends," "anticipates" and variations of such words or similar expressions, but their absence does not mean such statements are not forward-looking. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, results, performance or achievements of the Company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the Company with the Securities and Exchange Commission and include the Company's ability to secure lines of credit and/or an acquisition credit facility, find suitable acquisition properties at favorable terms, changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs, and changes in the competitive marketplace. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

Company Contacts
David A. Tenwick, Chairman
Chris Brogdon, Vice Chairman & CAO
AdCare Health Systems, Inc.
Tel (937) 964-8974
info@adcarehealth.com

Investor Relations
Ron Both or Geoffrey Plank
Liolios Group, Inc.
Tel (949) 574-3860
info@liolios.com